SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES BOEING MANAGEMENT CHANGES IN SEATTLE

LOOKS FORWARD TO WORKING WITH DAVE CALHOUN AND STEPHANIE POPE
TO ELIMINATE DELIVERY DELAYS

Ryanair, Europe's No.1 airline, today (25 Mar) said it welcomes today's immediate management changes in the Boeing management team in Seattle. Stephanie Pope has been appointed to lead Boeing Commercial Aeroplanes effective today, replacing Stan Deal who has retired. Ryanair believes these changes are necessary and good for Boeing and its customers.

Ryanair looks forward to continuing to work with Boeing CEO Dave Calhoun and BCA CEO Stephanie Pope to eliminate the Boeing 737 delivery delays, which is slowing Ryanair's growth through 2024.

Ryanair's CEO Michael O'Leary said:

"We welcome these much-needed management changes in Seattle. We look forward to working with Stephanie Pope to accelerate B737 aircraft deliveries to customers, including Ryanair in Europe, for Summer and Autumn 2024. We also look forward to continuing to work with Boeing CEO Dave Calhoun and CFO Brian West, and to helping Boeing recover its aircraft deliveries so that Ryanair can continue to grow strongly as Boeing's no.1 customer here in Europe."

ENDS

Notes to Editor:

Please see video statement from Michael O'Leary HERE

For further information
please contact:                               Press Office
Ryanair DAC
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 March, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary